SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Xechem International, Inc.
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                                (Name of Issuer)

                         Common Stock, $.00001 par value
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                         (Title of Class of Securities)

                                   983895 10 3
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                                 (CUSIP Number)

                             Dennis B. O'Boyle, Esq.
                             Shefsky & Froelich Ltd.
                        444 N. Michigan Ave., Suite 2500
                                Chicago, IL 60611
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1999
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             (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                               Page 1 of 10 pages

                                                               Page 2 of 9 pages
CUSIP NO. (983895 10 3)
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     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons

          EER Systems, Inc. ("EER")(1)

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]

          (b)  [X]

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     3)   SEC Use Only

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     4)   Source of Funds: N/A

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e) [ ]

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     6)   Citizenship or Place of Organization: USA

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Number of Shares       (7)     Sole Voting Power                   0
Beneficially Owned     ---------------------------------------------------------
by Each Reporting
Person With            (8)     Shared Voting Power                 0
                       ---------------------------------------------------------

                       (9)     Sole Dispositive Power              0
                       ---------------------------------------------------------

                       (10)    Shared Dispositive Power            0
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---------------------
     (1) EER is a signatory to this Amendment No. 1 solely for the purpose of disclosing that it is disclaiming any beneficial interest in any shares of Xechem International, Inc. EER was a signatory to a previously filed Schedule 13D wherein it disclosed that it had a shared beneficial interest in 20,000,000 shares of Xechem International, Inc. common stock.

                                                               Page 3 of 9 pages
CUSIP NO. (983895 10 3)

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 0

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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions): [ ]

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     13)  Percent of Class Represented by Amount in Row (11): 0%

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     14)  Type of Reporting Person (See Instructions): CO

================================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Jai Gupta

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]

          (b)  [X]

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     3)   SEC Use Only

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     4)   Source of Funds: PF

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e) [ ]

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     6)   Citizenship or Place of Organization: USA

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

                                                               Page 4 of 9 pages
CUSIP NO. (983895 10 3)

Number of Shares       (7)     Sole Voting Power                   60,000,000(2)
Beneficially Owned     ---------------------------------------------------------
by Each Reporting
Person With            (8)     Shared Voting Power                 0
                       ---------------------------------------------------------

                       (9)     Sole Dispositive Power              60,000,000(2)
                       ---------------------------------------------------------

                       (10)    Shared Dispositive Power            0
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     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          60,000,000

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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions): [ ]

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     13)  Percent of Class Represented by Amount in Row (11): 22.1%(3)

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     14)  Type of Reporting Person (See Instructions): IN

================================================================================

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Shashi Gupta(4)

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]

          (b)  [X]

--------------------
     (2) Consists of 20,000,000 shares of Common Stock of the Issuer which were transferred from EER to Mr. Gupta and 100,000 shares of Class C Series 4 Voting Convertible Preferred Stock (the "Preferred Stock") convertible into 40,000,000 additional shares of Common Stock of the Issuer. The Preferred Stock provides for voting rights equal to the number of shares of Common Stock into which the Preferred Stock is convertible.
     (3) This percentage is based upon the conversion of all 100,000 shares of Class C Series 4 Preferred Stock into Common Stock.
     (4) Shashi Gupta is a signatory to this Amendment No. 1 solely for the purpose of disclosing that she is disclaiming any beneficial interest in any shares of Xechem International, Inc. Mrs. Gupta was a signatory to a previously filed Schedule 13D wherein she disclosed that she had a shared beneficial interest in 20,000,000 shares of Xechem International, Inc. common stock

                                                               Page 5 of 9 pages
CUSIP NO. (983895 10 3)

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     3)   SEC Use Only

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     4)   Source of Funds: N/A

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization: USA

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Number of Shares       (7)     Sole Voting Power                   0
Beneficially Owned     ---------------------------------------------------------
by Each Reporting
Person With            (8)     Shared Voting Power                 0
                       ---------------------------------------------------------

                       (9)     Sole Dispositive Power              0
                       ---------------------------------------------------------

                       (10)    Shared Dispositive Power            0
--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 0

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11): 0%

--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions): IN

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

                                                               Page 6 of 9 pages
CUSIP NO. (983895 10 3)

ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.00001 per share par value, of Xechem International, Inc. (the "Issuer").

     The name and address of principal executive offices of the Issuer are:

          Xechem International, Inc.
          100 Jersey Avenue, Building B
          Suite 310
          New Brunswick, New Jersey  08901

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is jointly filed by EER Systems, Inc., a Virginia corporation ("EER"), Dr. Jai Gupta and Shashi Gupta (hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons").

     The business address for each of the Reporting Persons is EER Systems, Inc., 3750 Centerview Drive, Chantilly, VA 20151.

     EER is a corporation organized under the laws of the Commonwealth of Virginia and is engaged in system development and integration, including launch vehicles. Dr. Gupta and Mrs. Gupta are each citizens of the United States. Jai Gupta and Mrs. Gupta are principally employed as the President and Chief Executive Officer, respectively, of EER. Dr. Gupta and Mrs. Gupta are husband and wife and are the only executive officers and stockholders of EER.

     In a previous filing on Schedule 13D, the parties disclosed that they each had beneficial ownership of 20,000,000 shares of the Issuer. In May 1999, Jai Gupta received 100,000 shares of Class C Series 4 Preferred Stock, convertible into 40,000,000 shares of Common Stock of the issuer in exchange for the forgiveness of debt owed by the Issuer to Jai Gupta in the amount of $400,000. In September 1997, EER transferred to Jai Gupta, for estate planning purposes, the 20,000,000 shares of the Issuer's Common Stock. As a result, Jai Gupta, individually and not as a member of a group, beneficially owns 60,000,000 shares of the issuer's Common Stock. Neither of EER or Shashi Gupta have any further beneficial ownership interest in any of such 60,000,000 shares.

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 7 of 9 pages
CUSIP NO. (983895 10 3)

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     In May 1999, Jai Gupta received 100,000 shares of Class C Series 4 Preferred Stock, convertible into 40,000,000 shares of Common Stock of the Issuer in exchange for the forgiveness of debt owed by the Issuer to Jai Gupta in the amount of $400,000.

ITEM 4.   PURPOSE OF TRANSACTION.

     Jai Gupta has acquired the Issuer's Common Stock with an investment intent.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Jai Gupta beneficially owns 60,000,000 Shares, or 22.1% of the Issuer's issued and outstanding Common Stock. Neither of EER or Shashi Gupta have any further beneficial interest in any of such 60,000,000 shares. Dr. Jai Gupta, President of EER, and EER have granted a proxy to Dr. Ramesh Pandey, the Chief Executive Officer, President and Chairman of the issuer, to vote all shares of capital stock of the Issuer beneficially owned by them, now or hereafter.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change from previous filing.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Joint Filing Statement of EER Systems, Inc., Jai Gupta and Shashi Gupta.

                                                               Page 8 of 9 pages
CUSIP NO. (983895 10 3)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        EER Systems, Inc.


                                        By: /s/ Jai Gupta
                                            -------------------------------
                                            Jai Gupta
                                            President


                                        /s/ Jai Gupta
                                        -----------------------------------
                                        Jai Gupta


                                        /s/ Shashi Gupta
                                        -----------------------------------
                                        Shashi Gupta

March 13, 2001

                                                               Page 9 of 9 pages
CUSIP NO. (983895 10 3)
                             EXHIBIT TO SCHEDULE 13D
                              DATED MARCH 13, 2001
                  EER SYSTEMS, INC., JAI GUPTA AND SHASHI GUPTA

                             JOINT FILING AGREEMENT

     EER Systems, Inc. ("EER"), Jai Gupta ("J. Gupta") and Shashi Gupta ("S. Gupta") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of EER, J. Gupta and S. Gupta and that any amendments to this amendment to Schedule 13D may be filed on behalf of EER, J. Gupta and S. Gupta.

March 13, 2001

                                        /s/ Jai Gupta
                                        -----------------------------------
                                        Jai Gupta

                                        /s/ Shashi Gupta
                                        -----------------------------------
                                        Shashi Gupta


                                        EER Systems, Inc.

                                        By: /s/ Jai Gupta
                                            -------------------------------
                                            Jai Gupta
                                            President